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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

October 22, 2019

Dear Sir/ Madam,

Sub: Statement

This is to inform you that the following statement is attributable to Nandan Nilekani, Chairman of Infosys Limited.

We are providing an update on the steps taken in response to the anonymous whistleblower complaints ("Complaints") that the Company disclosed on October 21st, 2019. One Board member received two anonymous complaints on September 30, 2019 one dated September 20, 2019 titled "Disturbing unethical practices" and the second undated with the title, "Whistleblower Complaint." Pursuant to our whistleblower practice we have placed both Complaints before the Audit Committee on October 10, 2019 and before the non-executive members of the Board on October 11, 2019. These Complaints are being dealt with in an objective manner. The undated whistleblower complaint largely deals with allegations relating to the CEO's international travel to the US and Mumbai.

Additionally, on October 16, 2019 the Company was made aware of a letter dated October 3, 2019 which was purportedly written to the Office of Whistleblower protection program, Washington D.C. This letter refers to the September 20, 2019 complaint, and to emails and voice recordings in support of the allegations. Although we have not been provided any of the emails or voice recordings, we will ensure that the generalized allegations are investigated to the fullest extent. Additionally, to ensure independence in these investigations the CEO and CFO have been recused from this matter.

Post the Board Meeting of October 11, 2019 the Audit Committee began consultation with the independent internal auditors (Ernst &Young) on terms of reference for their prima facie investigation. The Audit Committee has now retained the law firm of Shardul Amarchand Mangaldas & Co. (October 21, 2019), to conduct an independent investigation. The Board, in consultation with the Audit Committee, will take such steps as may be appropriate based on the outcome of the investigation.

Our statutory auditors, Deloitte, India have also been completely updated on this matter post the Board meeting of October 11, 2019.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Because the investigation is ongoing, there will be no further comment so that investigation may be conducted in a thorough and objective manner. At the appropriate time we will provide a summary of the investigations results. The Board is committed to uphold highest standard of corporate governance and protect the interests of all stakeholders.

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com